Exhibit 99.1


          CONFERENCE CALL SCRIPT - Industry Analyst Conference Call
             6:30 p.m. GMT/1:30 p.m. EDT - Tuesday, May 15, 2001

CAMPBELL:

Good afternoon, this is Geary Campbell, director of corporate public relations for Proxicom. Thank you for joining us to learn more about the Dimension Data acquisition agreement of Proxicom.

On the call with us is Dirk Ackerman, Global Managing Director of i-Commerce for Dimension Data and Richard Came, Dimension Data's Group Strategic and Marketing Director. Also joining us is Raul Fernandez, founder, chairman and CEO of Proxicom.

Before we take your questions, let me remind you that this is a transcontinental call therefore we ask that you state your questions clearly. It is my pleasure to turn the call over to Dirk Ackerman who will provide further detail on last Friday's announcement.

ACKERMAN:

Thank you, Geary. Good afternoon everyone. Let me begin by providing some background information about Dimension Data. Dimension Data is a leading global network services and interactive commerce solutions provider.

o     Our company was founded in 1983
o     12,000 people in over 30 countries on six continents
o     We focus on two core competencies: connectivity and integration.
o As you know on Friday, May 11th we announced the acquisition of Proxicom, a leading e-business consulting and development firm, based in Reston, Virginia.

This strategic move for both of our companies for several reasons:

o     Expands our ability to serve global, enterprise customers

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o     This acquisition will enhance our solution offering to the U.S. and the rest of the world
o Provides a major presence and accelerates our visibility for Dimension Data in the U.S. and European marketplaces and for Proxicom expands its international opportunities across six continents
o Strengthens our expertise in key industries and opportunities to serve those companies with knowledgeable consultants and networking engineers

Under the terms of the agreement:

o We have commenced a tender offer for all of Proxicom's outstanding shares
o Proxicom shareholders will receive $7.50 in cash for each share of Proxicom stock they own
o The aggregate purchase price is $448 million (or $378 million taking into account cash on the balance sheet as of March 31, 2001 and without giving effect to the payment of the break-up fee paid to Compaq)
o The deal is expected to close in late June and is subject to customary closing conditions and government approvals
o The company will be operated as Proxicom, a Dimension Data company by its founder Raul Fernandez. Raul's title remains as chief executive officer
o     We intend to name Raul to the Dimension Data Board of Directors.

We identified Proxicom last year as a company to look at because of its:

o     Market leadership
o Proven track record as a pioneer in Internet-based strategy, development and execution
o     Vertical industry expertise

We believe that an opportunity exists to create a new category of system integrators that will be able to deliver requisite technology and business skills for tomorrow's e-business solutions. The Dimension Data-Proxicom combination will create one of the first such systems integrators that reaches from infrastructure and network

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engineering to delivering the best e-business
solutions available around the globe. It will rapidly become the norm.

o It is an opportunity to accelerate the execution of this innovative strategy and build on a first to market position
o     Enhanced solution offering in the US and around the world
o Greater offerings for both companies' clients and prospective global businesses
o     Access to world-class methodologies and practice management skills

It is my pleasure to introduce to you Raul Fernandez, founder, chairman and CEO of Proxicom to tell you more about Proxicom and our future together.

FERNANDEZ:

It has been an extraordinary process over the last few weeks. The end result is that Dimension Data has announced an acquisition agreement with Proxicom and provides us with an outstanding opportunity that immediately achieves Proxicom's growth strategy of having a global footprint. Our two companies share many similar traits:

o     Our companies share an entrepreneurial spirit and passion for technology
o     Our skills are complementary...there is little overlap.
o Dimension Data is interested in our commitment to innovation, our client successes and our people, especially our consultants who bring significant experience in key vertical industries, such as:
        o     Automotive & Manufacturing
        o     Communications and High Tech
        o     Consumer Goods and Retail
        o     Energy
        o     Financial Services
        o     Media and Entertainment
        o     Services Industries
o Proxicom was founded 1991 and today we have nearly 1,000 employees

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o     Our 2000 revenue was more than $200 million
o Dimension Data is also very excited by our blue-chip client base where we have a long history with clients including:
        o     General Motors
        o     General Electric
        o     Marriott
        o     AOL Time Warner
        o     Toyota Motor Sales USA
        o     Renault
        o     JP MorganChase
        o     Merrill Lynch
o     Enhanced Internet and eBusiness skills


ACKERMAN:

Thank you, Raul.
This is an exciting time for both of our companies. The acquisition of Proxicom will enhance our solution offering to the U.S. and the rest of the world...In addition it accelerates the visibility of the Dimension Data brand in the U.S. and European marketplace. We are excited about the virtually limitless opportunities we believe will result from this transaction. Our employees and clients alike will benefit from the acquisition and we anticipate that the integration process will be one that generates great enthusiasm for both our companies as we pursue the creation of an entirely new class of solutions provider.

We'll now take your questions. The operator will cue questions from call participants...

Q&As
Operator will turn the call over to us at the end of the questions.

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CHRISTINE OVERBEE
FORESTER RESEARCH:

Hi guys. My Question has to do with the integration of Proxicom into Di Data's US operations -- realized you guys had made an acquisition of [RA Com]. So I'm wondering how that integration is going to work.

ACKERMAN:

Hi Christine. Thanks for joining us today. I think the integration process going forward must first observe the fact that there are certain legal restraints for us to actually effect that integration until such time as we effectively closed the transaction and dealt with certain regulatory requirements. But I think importantly what we need to do now is we need to go and map the synergies for the organization, particularly with regard to sales opportunities in some of our major clients. And that's one of the first things that Raul and I are going to give our attention to. But before we even start talking about leveraging the sales opportunities, we recognize that in the services industry the most important product or the most important asset of the services company is the people. So we're going to be focusing intensively over the next two weeks in a detailed roadshow to all of the Proxicom staff to debate with them the housekeeping issues with regards to joining the Dimension Data family as well as using them as the innovators for creating opportunities to extract synergies between the two companies going forward. Obviously the standard synergy exercises which need to be taken can't help going across staffing, financial accounting, information technology functions, will take place. In terms of some detailed planning over the next five to six weeks and we'll be insured to press the button to make those happen in the future. I'd like to hand over to Richard now.

RICHARD CAME:

Christine, Richard Came speaking. I just wanted to also elaborate further on the acquisition that we have made in the US in the past and to contrast them to the Proxicom acquisition. We have to date made six acquisitions of regional networking integration businesses and we would probably anticipate one or two additional acquisitions for geographic coverage purposes. Those are business that we've acquired and integrated into a very well established networking service business. We do have very well defined procedures and service product offerings. Our objections in looking at e-business integrators was really centered on the premise that we would really look for one major integration business and that would really represent the platform for all of our US and also serve as a base platform for our global e-commerce initiatives. So I just wanted to stress the fact that we do not anticipate making a whole string of acquisitions of e-business integrators really from the perspective of we don't have the appetite or the belief that it is easy to effectively roll up and certainly there is enough evidence in the marketplace to deter anyone from that course. Proxicom is really the be all and the end all of e-commerce integrators for Dimension Data from an acquisition perspective and any subsequent acquisition would really only be done where they added incremental capabilities in areas where Dimension Data or Proxicom didn't have the requisite capability.

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COMMENTATOR:

Great, thank you. We now have a question from Larry Bushbaum with Yankee Group. Please state your question.

LARRY BUSHBAUM:

Thank you very much. Good afternoon. The question is, actually two questions, the first is could you explain the timing of when you came into this deal? And secondly, could you compare and contrast the strengths that you bring to the table to Proxicom in terms of the vertical expertise, enterprise customer, and kind of more of the design and architecture pieces?

ACKERMAN:

This is Dirk. I'll deal with the first part of the question and then ask
Richard to deal with the second. And after Richard is finished, perhaps Raul would like to come in on that second phase. As far as the timing is concerned, its been a well known fact that Dimension Data has been looking at the US integrator market for some time now, preparing itself for an acquisition that we thought was strategically important for the reasons we've enunciated already. And we began a due diligence process about the second week of April, where we went across with a team of people to Washington and began a due diligence process. Does that answer your question or are you looking for any more details?

LARRY BUSHBAUM:

That does.  Thank you

RICHARD CAME:

Just with regard to vertical industry skills, Dimension Data has been focused more on generic technologies and don't have any significant vertical industry experience with one exception but I think Proxicom's vertical industry expertise was a major attraction. Just to focus on our vertical industry expertise, it is in one area and that is in the service provider as to the telecom sector where we have a well defined offering which we have branded. It's one that we have had some significant successes globally over the last year and its really focused on providing next generation Telcos, specifically those focused on packet switched technologies with operational and business support systems, covering everything from service provisioning, thought management, customer relationship management. And its specifically focused at the Telco industry, we, to date, have an excess of twenty service provider customers around the world and I think revenues and bookings over the past nine months would amount to about 14 million

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dollars worth of revenues. That really is our vertical industry expertise. The rest of our skills in the interactive, what we call interactive commerce, the e-commerce integration side are - we have a fairly sizable base of technical expertise; the primary, focus and emphasis is on middle ware integration and software development. [...] I think that in addition to that the network services side is really the core of our business, that accounts for in excess of 80% of Dimension Data's revenues and in that respect, from a skills perspective and a geographic coverage perspective we would probably rank as one of the primary, maybe probably the biggest skills repository outside of some major vendors like Cisco.

Raul, I don't know if you'd like to add . . .

FERNANDEZ:

Yeah. From Proxicom's standpoint, one of the things we've been looking at, as a result of having deep relationships with our clients is, what other services could we begin to offer that extends beyond the core stuff that we offer today. What other decisions do we influence as part of our methodology and how can we extend our offering and clearly moving toward the network, being able to provide security skills, being able to provide other types of network related, both architecture monitoring and ongoing post-production maintenance, as well as post-production support, in terms of content. All of those were areas that we have been looking at and we've been looking at growing them organically and while we had a stronger stock price looking at possibly doing acquisitions on that front. Clearly, this combination allows us to extend the offering with regards to our client. And so that was one of our critical business drivers in looking at this combination, as well as the global nature of the company and the ability again to service our client on a global basis.

COMMENTATOR:

If there, once again, are any further questions, please press the one on your touch tone phone. There are further no questions.

ACKERMAN:

I'd just like to call on Richard to make one or two other points.

CAME:

Just in closing, I just wanted to really emphasize the key rationale behind this transaction. From Dimension Data's perspective it is really based upon the premise that previously distinct roles of networking and services infrastructure management on the one hand and application integration and e-business strategy on the other hand are converging

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and its something as a company Dimension Data has been involved in both areas for over five years now and I think we've certainly seen the gap between these two previously distinct areas narrow in that time frame. I think that whole process is in our opinion accelerating right now and I think that the timing of this coming together is particularly opportune. We're seeing increasingly all of the major software vendors delivering and unveiling new architectures which really position the previously standalone applications and services on the network and I'm sure you're all aware with terminology being used by the likes of Oracle and Microsoft with dot net and so on, but then some describing applications as with services. Now that really is something that we're seeing in conjunction with the trend toward voting more and more intelligence and functionality onto the network. Really it is to try to realize the scalability and reliability issues that are the problems that characterize the first era of the internet. It's something that we believe that the requirement for any systems integrator going forward having capabilities in both infrastructure technologies, as well as an application integration and a fundamental understanding of the business drivers that are really propelling that use of technology. We believe that it is going to very difficult for any integrators to really address customer requirements going forward unless they possess competencies and connectivity on the one hand and integration on the other hand. And as Dirk said in his opening, our objective is really to be first in marketing in what we believe will be very much the norm for systems integrators in the years ahead.


                                     # # #

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Dimension Data Holdings plc has not yet commenced the tender offer described herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Dimension Data and the Solicitation/Recommendation Statement of Proxicom, Inc. when such documents are filed and become available, because they will contain important information. The tender offer statement will be filed by Dimension Data with the Securities and Exchange Commission (SEC) and the Solicitation/Recommendation Statement will be filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements (when filed and available) and other relevant documents on the SEC's web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Dimension Data Holdings plc at 011-44-0793-2020-296. The Solicitation/Recommendation Statement and related materials may also be obtained for free by directing such requests to Proxicom Investor Relations.


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